Exhibit 15

Fundrise iPO Update: January 2019

Dear fellow Rise Companies shareholders,

To say that 2018 was another strong year of growth at Fundrise would be a bit of an understatement. In fact, in the last twelve months we have achieved more total growth (as measured by our key performance metrics) than in the entire history of the company up until that point — all while also outperforming the stock market by a healthy margin.

Here’s a look at the growth by some of our key performance metrics:

	Year-end 2017	Year-end 2018	Annual Growth
Assets under management	$251M	$488M	94%
Active investors	25,064	63,271	153%
Employees	49	76	55%

Our investment performance in 2018 feels particularly validating not only because we were able to beat the stock market so handily over the last year (Fundrise returning an average weighted return of +9.11% vs. Vanguard’s Total Stock Market ETF at -5.13%) but also perhaps even more so because we have now outperformed the broader market over the last 5 years (starting in 2014).

In doing so, we’ve taken a huge step forward in proving out what we have believed for so long: that a model of individuals diversifying into real estate through a direct, low-cost technology platform is a superior investment alternative to owning only publicly traded stocks and bonds.

Year	Fundrise (platform portfolio)¹	Vanguard Total Stock Market ETF²	Vanguard Real Estate ETF²
2014	12.25%	12.56%	30.29%
2015	12.42%	0.40%	2.37%
2016	8.76%	12.68%	8.53%
2017	11.44%	21.16%	4.95%
2018	9.11%	-5.13%	-5.95%
5-yr average	10.79%	7.92%	7.40%

Last year, we also surpassed 50,000 active investors on the platform. After finishing 2017 (approximately five years since launching the company) with just over 25,000 active investors, it took only about 7 months to add the next 25,000. Now, with nearly 65,000 active investors and growing, we believe we are at the tipping point of mass adoption.

Laying the foundation for continued growth

In 2018, we significantly expanded both our engineering team and our software infrastructure, giving us the foundation to continue to launch new products, lower costs, and improve the overall investor experience. A few noteworthy accomplishments included:

●	Tax automation: We wrote software to process tens of thousands of 1099s and K-1s (completely unique to our platform), saving tens of thousands of dollars annually in third party costs for our investors.

●	Real time, personalized reporting: Our new performance dashboard provides each investor’s returns on an individualized basis in real time, setting a new standard of customized transparency for the real estate investment industry.

●	New account levels: We expanded the platform to include multiple different account levels, each with a variety of unique offerings, providing services for investors with accounts ranging from $500 to well over a $1,000,000.

●	API services: We migrated the entire back end of the investor-facing software platform to a shared API, laying the groundwork for the launch of our mobile app — coming soon...

New investment product: Fundrise Opportunity Zone Fund

Last spring, we were introduced to a brand new tax program called the Opportunity Zone Program that came into existence as part of the Tax Cuts and Jobs Act. While the specifics of the program are complex, in short, we believe it has the potential to be one of the most significant economic development and investment incentive programs in a generation.

At Fundrise, we constantly strive to be on the leading edge of our industry by combining technology with new regulations to unlock value for investors. In only a matter of months from the time the law came into existence, we were able to successfully launch one of the first Opportunity Zone Funds in the country, and were recognized by major business news outlets including the Wall Street Journal, Bloomberg, CNN Business, Forbes, and the New York Times.

The speed with which we were able to take advantage of this opportunity (pun intended) is just one more example of how we leverage technology to move more quickly and efficiently than the more “traditional” players. We have no doubt that if you haven’t heard about Opportunity Zone Funds yet, you will, as the program has become a hot topic for investment industry insiders.

Although today our Fundrise Opportunity Zone Fund is only available on a limited basis, we expect to continue to expand the benefits of the program to an even broader base of our investors in the near future.

Looking ahead for 2019

Today, there is little doubt that technology is permanently transforming the financial sector. At some point in the not too distant future, we believe that the majority of investors will likely choose to manage their money online. Meanwhile, the same underlying forces that have driven down costs in the public markets, such as increased transparency and market efficiencies, are now making their way into the private market — expanding access to products and services once only available to a select few. The age old story of software eating an industry has finally reached the investment sector.

Nevertheless, most executives at the traditional investment firms appear to be slow to embrace this change. Technology has never been integral to their businesses, especially for those in real estate, and few truly understand its potential — not to mention the fact that probably none actually sit side-by-side with the software engineers or UX designers.

These old industry leaders are ripe for disruption.

While our belief that the economy may be nearing a downturn has made us cautious as property investors, this same uncertainty and potential winnowing period has made us aggressive as technology business operators, for it is most often during times of crisis, when the old guard is unprepared, that new leaders emerge.

The challenge in front of us is to continue to grow the company even in the midst of potential headwinds, allowing us to achieve greater economies of scale and leverage our significant investor base to unlock new technological advancements that previously were not possible in real estate. In today’s hyper-competitive world, innovation is the most powerful way to grow and win.

With the imminent launch of our mobile app, we expect to make significant inroads to new customers and begin testing a variety of truly novel applications to improve not only your investment experience but also results over the long-term.

Finally, as an iPO investor, we have always believed you could take an active role in advancing the growth of the platform. Whether it is simply through word of mouth or potentially more creative endeavors, we firmly believe that our iPO investors can drive the value of the company, providing far more than just the dollars they invest. Unlocking investors’ power, not just their capital, has always been fundamental to the premise upon which we started.

So we begin now to seek out more directly your ideas and assistance in growing the company. Given the diversity of our iPO investor base, spanning virtually every major city and state across the country, we have little doubt that you can contribute to helping Fundrise succeed. After all, the purpose to the iPO is for our investors to succeed when we succeed.

Onward,

Ben and the Fundrise team

1. Fundrise platform performance for each calendar year consists of the time-weighted, weighted-average returns of the real estate investing programs sponsored by Rise Companies Corp., and is not representative of the performance of any individual Fundrise investor. 5-year average performance is the compounded annual growth rate (CAGR) across each calendar year of performance from 2014 to 2018. Individual investment results may vary depending on the mix of investments owned by any investor on the Fundrise platform. Fundrise platform performance does not include investments in Rise Companies Corp itself (The Fundrise iPO) or the Fundrise Opportunity Fund, the inclusion of either of which could potentially have a negative effect on the total performance of the Fundrise platform. Past performance is not indicative of future results, and all investments may result in total or partial loss. All prospective investors should consult their personal tax and investment advisors before making any investment on the Fundrise platform. All estimated performance figures presented are net of fees and inclusive of dividend reinvestment. For more information, please see our full performance disclosure, as well as the offering circulars available at fundrise.com/oc.

2. Annual performance the Vanguard Total Stock Market ETF and Vanguard Real Estate ETF specifically refers to the Total return by NAV of each ETF, and was sourced from vanguard.com on January 7, 2019.